Filed by: IESI-BFC Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Waste Services, Inc.
Exchange Act File Number of Subject Company: 000-25955

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s (“IESI-BFC”) expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Waste Services, Inc.’s (“WSI”) businesses into those of IESI-BFC in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus.  Stockholders are encouraged to read the proxy statement/prospectus regarding the transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd., without charge, at the SEC’s Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729.

IESI-BFC LTD. AND WASTE SERVICES, INC. COMPLETE MERGER FORMING
NORTH AMERICA’S THIRD LARGEST SOLID WASTE MANAGEMENT COMPANY

Sets Date of Second-Quarter 2010 Earnings Release and Conference Call

Toronto, Ontario — July 2, 2010 — IESI-BFC Ltd. (“IESI-BFC”) (NYSE, TSX: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) today announced that they have completed their merger which establishes North America’s third largest solid waste management company. The combined company, which will be headquartered in Toronto, will continue as IESI-BFC Ltd. and trade under the ticker symbol “BIN” on the New York and the Toronto Stock Exchanges.

The merged company will have more than 6,000 employees serving commercial, industrial and residential customers in 11 U.S. states and the District of Columbia, and in six Canadian provinces.  The transaction is expected to generate US$25-30 million in net pre-tax annual run rate synergies by the end of the second year following closing.

Under the terms of the agreement, WSI shareholders will receive 0.5833 common shares of IESI-BFC for each WSI common share held.  The 28.0 million common shares that IESI-BFC is issuing to WSI represent approximately 23.0% ownership in the combined company, assuming conversion of IESI-BFC’s Participating Preferred Shares (“PPSs”). At close, IESI-BFC’s total number of outstanding common shares and PPSs is 121.4 million.

The combined company will be led by Keith Carrigan, IESI-BFC’s current Vice Chairman and Chief Executive Officer.  Thomas Cowee, Vice President and Chief Financial Officer of IESI-BFC, will continue in his current role.

The Board of Directors of the combined company will consist of eight members, including Mr. Carrigan, five directors from the IESI-BFC board of directors and two directors nominated by WSI. WSI has nominated Michael G. DeGroote and David Sutherland-Yoest.

“Today, in completing our transaction with WSI, we have advanced to a top-three position in the North American non-hazardous solid waste management industry,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC. “We look forward to benefiting from the synergies that will result from our combination and creating additional future value for shareholders. We expect the combination to generate additional free cash flow, giving us the ability to deliver shareholder value through several avenues, including the ongoing payment of our regular quarterly dividend. We are very excited to begin this new phase for IESI-BFC and remain committed to delivering excellent customer service, environmental stewardship, and community support.”

Additional Transaction Details

In connection with the transaction, IESI-BFC today entered into a new US$950 million amended and restated U.S. credit facility. Advances under the new credit facility were used to repay the outstanding borrowings under both IESI-BFC’s previous credit facility and the U.S. portion of WSI’s credit facility, as well as WSI’s outstanding 9 ½% Senior Subordinated Notes (the “notes”).  The term of the new credit facility is four years and the facility is comprised entirely of a revolver, with initial pricing of LIBOR + 300 basis points. At closing, remaining capacity, net of borrowings and outstanding letters of credit, is approximately US$160 million.

Under the terms of the WSI’s notes, the notes were called today at a redemption price of 103.167%.  The redemption price, accrued interest and registration penalties have been defeased and are being held in a trust by the trustee of the notes until August 2, 2010, at which time the note holders will receive their redemption payment.

In addition, IESI-BFC entered into a new C$525 million Canadian dollar amended and restated credit facility in Canada. Advances under this new credit facility were used to repay the outstanding borrowings under both IESI-BFC’s previous credit facility and the Canadian portion of WSI’s credit facility.  The term of the new credit facility is four years and the facility is entirely revolver, with initial pricing of BAs + 287.5 basis points.  Remaining capacity, net of borrowings and outstanding letter of credit is approximately C$66 million.

At closing, the combined company’s long-term debt, including the current portion, to last-twelve-months EBITDA ratio is approximately 2.70 times.

J.P. Morgan Securities Inc. acted as exclusive financial advisor to IESI-BFC on the transaction.  CIBC World Markets Inc. acted as exclusive financial advisor to WSI on the transaction.

Other Acquisition Activities

IESI-BFC today has also announced that it completed several tuck-in acquisitions in its U.S. operations since the beginning of its second fiscal quarter of 2010. Consideration for these acquisitions totalled in excess of US$50 million and they were financed through borrowings under IESI-BFC’s U.S. revolving credit facility.

IESI-BFC Sets Date of Second-Quarter 2010 Earnings Release and Conference Call

IESI-BFC will report financial results for the three and six months ended June 30, 2010, on Tuesday, July 27, 2010 after the close of the stock markets. It will host a conference call on Wednesday, July 28, 2010 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 85676425, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, August 11, 2010, at midnight, and can be accessed by dialing 1-800-642-1687, conference code 85676425. International or local callers can access the replay by dialing 706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its two major brands, IESI and BFI Canada, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.  To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Contact Information

Andrea Rudnick

Vice President, Corporate Development and Communications

Tel: (416) 401-7750

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel: (416) 401-7729

chaya.cooperberg@bficanada.com